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SEC FILE NUMBER 0-13823
CUSIP NUMBER 302519103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

FNB UNITED CORP.

Full Name of Registrant

N/A

Former Name if Applicable

150 South Fayetteville Street

Address of Principal Executive Office (Street and Number)

Asheboro, North Carolina 27203

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Finalization of the Registrant’s financial statements for the quarter ended March 31, 2011, and related Management’s Discussion and Analysis of Financial Condition and Results of Operations and other Registrant and management disclosures has been delayed as a result of management’s ongoing assessment of nonperforming assets. The Registrant anticipates filing its quarterly report on Form 10-Q as soon after May 16, 2011 as possible and within the five-day period from that date as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark A. Severson	336	626-8300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management expects the provision for loan losses to be approximately $28,143,000 for the first quarter of 2011, as compared to $9,490,000 for the first quarter of 2010. Accordingly, management expects a net loss of approximately $(48,313,000) for the quarter ended March 31, 2011, as compared to the net loss of $(4,396,000) for the quarter ended March 31, 2010. The increase in the provision for loan losses is due to management’s ongoing assessment of credit relationships in light of the continued weak economic conditions.

FNB UNITED CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2011	By:	/s/ Mark A. Severson
Mark A. Severson, Executive Vice President and Treasurer

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